OPPENHEIMER MID CAP REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer Mid Cap Revenue ETF (the "Fund") was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


            For       Against    Abstain
          2,595,061    9,135    11,585



Proposal 2: To elect Trustees


      Nominee/Proposal        For         Withheld
      Trustees
      Sam Freedman           3,009,490    16,529
      Jon S. Fossel          3,010,818    15,201
      Richard F. Grabish      3,011,756    14,263
      Beverly L. Hamilton     3,012,241    13,778
      Victoria J. Herget       3,013,218    12,801
      Robert J. Malone          3,010,372    15,647
      F. William Marshall, Jr.   3,011,041   14,978
      Karen L. Stuckey          3,013,893    12,126
      James D. Vaughn           3,010,372    15,647
      Arthur P. Steinmetz      3,012,905    13,114